UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park Building B 1015 Lausanne, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On May 5, 2021, AC Immune SA (the “Company”), entered into an Open Market Sales Agreement (the “Open Market Sales Agreement”) with Jefferies LLC (the “Agent”) to replace its existing "at the market" program with the Agent. Pursuant to the terms of the Open Market Sales Agreement, the Company may sell from time to time through or to the Agent, as the Company’s sales agent, shares of the Company’s common shares, nominal value CHF 0.02, having the same aggregate offering price as the Company's existing "at the market" program, of up to $80,000,000 (the “Shares”). The sales, if any, of the Shares under the Open Market Sales Agreement will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

For the sales of Shares through the Agent, as the Company’s sales agent, the Company will pay the Agent a commission at a mutually agreed rate of 3.0% of the gross sales price per Share. In addition, the Company has agreed to pay certain expenses incurred by the Agent in connection with the offering. The Company may also sell Shares to the Agent as principal for such Agent’s own account at a price agreed upon at the time of sale. The Company has no obligation to sell any shares under the Open Market Sales Agreement, and may at any time suspend the offering of shares under the Open Market Sales Agreement.

The Open Market Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Company expects to use the net proceeds from sales, if any, under the Open Market Sales Agreement of the Shares, for research and clinical development of current and/or additional pipeline candidates, our technology platforms, working capital, capital expenditures and general corporate purposes.

The representations, warranties and covenants contained in the Open Market Sales Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Open Market Sales Agreement and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other as a way of allocating contractual risk between them that differ from those applicable to investors. Moreover, the subject matter of the representations and warranties are subject to more recent developments. Accordingly, investors should be aware that these representations, warranties and covenants or any description thereof alone may not describe the actual state of affairs of the Company or its subsidiaries, affiliates, businesses or shareholders as of the date they were made or at any other time.

The Shares will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-255576). The Company filed a prospectus supplement, dated May 5, 2021, with the Securities and Exchange Commission in connection with the offer and sale of the Shares pursuant to the Open Market Sales Agreement.

The foregoing description of the Open Market Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The legal opinion of Bär & Karrer Ltd. relating to the common shares being offered is filed as Exhibit 5.1 to this Current Report on Form 6-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

		By:	/s/ Andrea Pfeifer
			Name:	Andrea Pfeifer
			Title:	Chief Executive Officer

		By:	/s/ Joerg Hornstein
			Name:	Joerg Hornstein
			Title:	Chief Financial Officer
Date:	May 5, 2021

Exhibit Index

Exhibit Number	Description
1.1	Open Market Sales Agreement, dated as of May 5, 2021, between AC Immune SA and Jefferies LLC.

5.1	Opinion of Bär & Karrer Ltd.

23.1	Consent of Bär & Karrer Ltd. (included in Exhibit 5.1).

4